FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                                Northern Rock plc
                 (Translation of registrant's name into English)


                               Northern Rock House
                                    Gosforth
                               Newcastle upon Tyne
                                     England
                                     NE3 4PL
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                          Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                               Yes ..... No ..X..


                                      INDEX

Document

No. 1.   FRN Variable Rate Fix announcement dated 11 October, 2004
No. 2.   FRN Variable Rate Fix announcement dated 11 October, 2004
No. 3.   FRN Variable Rate Fix announcement dated 11 October, 2004
No. 4.   FRN Variable Rate Fix announcement dated 12 October, 2004
No. 5.   FRN Variable Rate Fix announcement dated 12 October, 2004
No. 6.   FRN Variable Rate Fix annuoncement dated 12 October, 2004
No. 7.   FRN Variable Rate Fix announcement dated 12 October, 2004
No. 8.   FRN Variable Rate Fix announcement dated 15 October, 2004

Document No. 1


Northern Rock PLC

RE: NORTHERN ROCK PLC
    EUR 750,000,000.00
    MATURING: 13-Jly-2009
    ISSUE DATE: 13-Jly-2004
    ISIN: XS0196136740

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13-Jly-2004 TO 13-Oct-2004 HAS BEEN FIXED AT 2.264000 PCT

DAY BASIS 92/360

INTEREST PAYABLE VALUE 13-Oct-2004 WILL AMOUNT TO:
EUR 5.79 PER EUR 1,000.00 DENOMINATION
EUR 57.86 PER EUR 10,000.00 DENOMINATION
EUR 578.58 PER EUR 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 2


Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 4,526,000.00
    MATURING: 09-JULY-2008
    ISSUE DATE:09-MAY-2003
    ISIN: XS0168552866

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
11-OCT-2004 TO 10-JAN-2005 HAS BEEN FIXED AT 5.036250 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 10-JAN-2005 WILL AMOUNT TO:
GBP 12.56 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 3


Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 20,000,000.00
    MATURING: 10-OCT-2005
    ISSUE DATE:09-APR-2003
    ISIN: XS0166636463

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
11-OCT-2004 TO 10-JAN-2005 HAS BEEN FIXED AT 4.956250 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 10-JAN-2005 WILL AMOUNT TO:
GBP 1,236.67 PER 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document 4.


Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 20,000,000.00
    MATURING: 10-Oct-2005
    ISSUE DATE: 09-Apr-2003
    ISIN: XS0166636463

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
11-Oct-2004 TO 10-Jan-2005 HAS BEEN FIXED AT 4.956250 PCT.

DAY BASIS 91/365

INTEREST PAYABLE VALUE 10-Jan-2005 WILL AMOUNT TO:
GBP 1,235.67 PER GBP 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document 5.


Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 4,526,000.00
    MATURING: 09-Jly-2008
    ISSUE DATE: 09-May-2003
    ISIN: XS0168552866

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
11-Oct-2004 TO 10-Jan-2005 HAS BEEN FIXED AT 5.036250 PCT.

DAY BASIS 91/365

INTEREST PAYABLE VALUE 10-Jan-2005 WILL AMOUNT TO:
GBP 12.56 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document 6.


RE: NORTHERN ROCK PLC
    EUR 750,000,000.00
    MATURING: 13-Jly-09
    ISSUE DATE: 13-Jly-04
    ISIN: XS0196136740

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
13-Oct-2004 TO 13-Jan-2005 HAS BEEN FIXED AT 2.296000 PCT.

DAY BASIS 92/360

INTEREST PAYABLE VALUE 13-Jan-2005 WILL AMOUNT TO:
EUR 5.87 PER EUR 1,000.00 DENOMINATION.
EUR 58.68 PER EUR 10,000.00 DENOMINATION.
EUR 586.76 PER EUR 100,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881.

Document 7.


Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 2,227,000.00
    MATURING: 09-Oct-2009
    ISSUE DATE: 03-Oct-2003
    ISIN: XS0177078929

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
11-Oct-2004 TO 10-Jan-2005 HAS BEEN FIXED AT 5.036250 PCT.

DAY BASIS 91/365

INTEREST PAYABLE VALUE 10-Jan-2005 WILL AMOUNT TO:
GBP 12.56 PER GBP 1,000.00 DENOMINATION.

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document 8.


Northern Rock PLC

RE: NORTHERN ROCK PLC
    GBP 630,000.00
    MATURING: 17-SEP-2010
    ISSUE DATE: 17-SEP-2004
    ISIN: XS0201214599

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
17-SEP-2004 TO 17-DEC-2004 HAS BEEN FIXED AT 4.990000 PCT

INTEREST PAYABLE VALUE 17-DEC-2004 WILL AMOUNT TO:
GBP 12.44 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                              Northern Rock plc
                                                (Registrant)



Date:  18 October, 2004                 By:____J Shipley_____

                                        Name:   J Shipley
                                        Title:  Assistant Company Secretary